Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 21, 2008, the Chicago Board Options Exchange, Incorporated issued the following information circular.

IC08-66

April 21, 2008

To:	CBOE Members

From:	Bradley G. Griffith
Chairman, Financial Planning Committee

Alan J. Dean
Chief Financial Officer

Re:	Unaudited First-Quarter 2008 Financial Statements

Overview of First-Quarter 2008 Record Financial Results

CBOE delivered its best quarter ever for the three months ended March 31, 2008, posting pre-tax earnings of $52.8 million on revenues of $104.3 million.  Robust trading volume generated strong growth in transaction fees, resulting in a 34 percent increase in total revenues and a 74 percent increase in pre-tax earnings for the first quarter of 2008 compared with last year’s first quarter.  First-quarter 2008 marks CBOE’s ninth consecutive quarter of year-over-year, double-digit gains in revenues and earnings.

(in thousands)	1Q2008	1Q2007	chg	% chg
Revenues	$104,315	$77,844	$26,471	34%
Expenses	$51,559	$47,557	$4,002	8%
Income Before Taxes	$52,756	$30,287	$22,469	74%
Operating Margin	50.6%	38.9%	11.7% pts
Net Income	$30,608	$17,565	$13,043	74%
Contracts Traded Per Day	4,631	3,370	1,261	37%

In the first quarter of 2008, CBOE extended the revenue momentum generated in 2007.  Total revenues for the quarter hit a record $104.3 million, primarily due to higher transaction fees.  Transaction fees rose 40 percent to $82.2 million during the first quarter of 2008, up from $58.8 million in the first quarter of 2007, driven by higher trading volume.  Total contracts traded for the quarter were up 37 percent to 282.5 million from 205.6 million in last year’s first quarter.  CBOE’s average daily volume of options contracts traded was 4.6 million contracts during the first three months of 2008, a 37 percent increase compared with 3.4 million contracts during the comparable period last year.  Additionally, the transaction fee per contract increased nearly 2 percent to $0.291 for the quarter from $0.286 in last year’s first quarter, contributing to the upsurge in transaction fees.  The gain experienced in the average rate per contract primarily reflects a greater percentage of the overall trading volume concentrated in CBOE’s higher-margin product categories.

The other line items included in total revenues represented $3.1 million of the $26.5 million favorable variance.  The largest increase from CBOE’s other sources of revenues was an increase of $0.8 million in other member fees, which primarily resulted from higher revenues derived from hybrid electronic quoting fees and trade match reports.  In addition, investment income continues to show positive growth, up $0.6 million, reflecting higher levels of excess funds generated from CBOE’s positive operating results.

Operating Leverage Drives Margins to Record Level

Total expenses for the first quarter of 2008 were $51.6 million, an increase of $4.0 million, or 8 percent, compared with the same period in 2007.  This increase primarily reflects the net impact of higher expenses related to employee costs, royalty fees and other expenses, which were offset partially by a favorable variance in facilities costs.  Employee costs were up $0.4 million for the quarter primarily due to accrued expenses related to annual incentive awards which are aligned with the company’s improved financial performance.  Royalty fees increased $2.4 million.  These fees are variable, rising in tandem with the growth in trading volume in CBOE’s licensed products.  Other expenses were up $2.0 million for the first quarter due to the higher expense incurred for DPM market linkage, the program that reimburses DPMs for the cost of linking orders to markets at other exchanges.  The $0.8 million positive variance in facilities costs resulted from a real estate tax refund received in the first quarter relating to prior real estate tax payments that were contested.

Excluding royalty fees, which are variable expenses correlated with volume growth, total expenses for the first quarter of 2008 were $43.1 million compared with $41.5 million for the same period last year, representing an increase of $1.6 million, or 4 percent.

CBOE’s ongoing efforts to maintain tight control of expenses is evidenced by our operating margin expansion.  CBOE’s operating margin, representing income before taxes divided by total revenues, increased to 50.6 percent for the quarter compared with 38.9 percent for the same period last year.  Our ability to continue to grow our margins underscores the operating leverage and scalability built into CBOE’s operating model.

Strong, Debt-Free Balance Sheet

Working capital (current assets minus current liabilities) increased by $29.0 million to $202.9 million during the first quarter of 2008.  At March 31, 2008, cash and investments were $243.4 million, up $62.0 million from December 31, 2007.  The growth in revenues and prepaid transaction fees, net of cash expenses and capital expenditures, drove these increases.

Capital expenditures for the first quarter of 2008 were $10.0 million and primarily relate to systems hardware and capitalized software as CBOE continues to invest in expanding its systems capacity and enhancing systems capabilities.  Free cash flow, another measure of liquidity, defined as net cash provided by operating activities less capital expenditures, was $64.9 million in the first quarter of 2008.

Questions may be directed to Don Patton at 312-786-7026 or patton@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended
(In thousands)	3/31/2008	3/31/2007
REVENUES:
Transaction fees	$82,225	$58,816
Other member fees	6,835	5,971
Options Price Reporting Authority income	5,259	5,000
Regulatory fees	3,993	3,356
Investments income	2,356	1,736
Other	3,647	2,965
Total Revenues	104,315	77,844

EXPENSES:
Employee costs	19,205	18,817
Depreciation and amortization	6,571	6,325
Data processing	4,288	4,661
Outside services	4,914	5,047
Royalty fees	8,408	6,034
Travel and promotional expenses	2,362	2,306
Facilities costs	433	1,297
Net loss from investment in affiliates	259	0
Other	5,119	3,070
Total Expenses	51,559	47,557

INCOME BEFORE TAXES	52,756	30,287

PROVISION FOR INCOME TAXES	22,148	12,722

NET INCOME	$30,608	$17,565

Other Statistics
Trading Days	61	61
Contracts Traded	282,511,275	205,577,942
Contracts Per Day	4,631,332	3,370,130
Transaction Fees Per Contract	$0.291	$0.286

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	3/31/2008	3/31/2007	12/31/2007

ASSETS
Cash and investments	$243,399	$128,542	$181,425
Cash and investments – restricted	8,687	0	4,249
Other Current Assets	56,149	53,716	42,910
Total Current Assets	$308,235	$182,258	$228,584

Investments in Affiliates/Subsidiary	6,322	12,612	8,104
Land	4,914	4,914	4,914
Property and Equipment – Net	67,501	61,406	64,347
Other Assets – Net	36,006	34,134	35,746

Total Assets	$422,978	$295,324	$341,695

LIABILITIES & MEMBERS' EQUITY

Total Current Liabilities	$105,297	$72,928	$54,621
Total Long-Term Liabilities	20,707	21,568	20,707
Total Members' Equity	296,974	200,828	266,367

Total Liabilities and Members' Equity	$422,978	$295,324	$341,695

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended
(In thousands)	3/31/2008	3/31/2007

Cash Flows from Operating Activities:
Net Income	$30,608	$17,565

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	6,571	6,325
Amortization of banker fees re National Stock Exchange	23	0
Equity in loss of OneChicago, LLC	259	153
Equity in loss of CBSX	0	75
Amortization of discount on investments available for sale	0	(242)

Change in assets and liabilities:	37,436	11,194

Net Cash Flows from Operating Activities	74,897	35,070

Cash Flows from Investing Activities:
Capital and other assets expenditures	(9,985)	(8,732)
Restricted funds – temp access fees (offset by def rev – net $0)	(4,438)	0
Sale of NSX certificates of proprietary membership	1,500	0
CBOE Stock Exchange investment	0	(10)
Net Cash Flows from Investing Activities	(12,923)	(8,742)

Cash Flows from Financing Activities:
CBOT exercise right purchase	0	(126)

Net Increase in Cash and Cash Equivalents	61,974	26,202

Cash and Cash Equivalents at Beginning of Period	181,425	82,520
Cash and Cash Equivalents at End of Period	$243,399	$108,722

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$725	$166